December 7, 2005

Mail Stop 4561

Lee A. Kennedy
Chairman and Chief Executive Officer
Certegy, Inc.
100 Second Avenue South, Suite 1100S
St. Petersburg, FL 33701

Re:	Certegy, Inc.
		Preliminary Schedule 14A
      Filed November 23, 2005
		File No.  001-16427

Dear Mr. Kennedy:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Preliminary Schedule 14A

General
1. We note your response to prior comment 49. While it may be appropriate to caution investors as to the weight to place on the representations and warranties, we continue to believe that it is not appropriate to qualify information contained in your proxy by reference to information that is not in the public record. All material qualifications should be discussed in order to bring your disclosure of representations and warranties up to date and the blanket qualification on page 76 should be removed. Also, your disclosure suggests that there is information contained in schedules to the merger agreement that have not yet been made public.
Please
provide us with a copy of this information and tell us why it is appropriate to omit it from your proxy without the benefit of a confidential treatment request.
2. We note your response to prior comment 35 and further note that you appear to have received preliminary non-binding offers from up to three private equity firms. Please revise to summarize the terms of these offers and why they were rejected.

Question and Answers..., page 1
3. Refer to your statement in the second answer on page 3 that failure to submit a proxy would have no impact on the results assuming more than 50% of shares entitled to vote are in fact voted.
Please clarify this answer by disclosing that failure to submit a proxy does not constitute a vote of any kind but could deprive you of the quorum required under NYSE rules, assuming that less than 50% of the shares entitled to vote are in fact voted. Also, if more than 50% of the shares entitled to vote are in fact voted a failure to submit a proxy that would otherwise have been voted against a proposal will not count as a vote against the proposal. Further, if abstentions and broker non-votes are counted towards the quorum requirement, please disclose this here.

Summary of the Merger, page 5

Matters to be Considered in Deciding How to Vote, page 7

Certegy`s Financial Advisors Have Provided Opinions..., page 7
4. Please break out your discussion of conflicts of interest under a separate heading and make it clear that these conflicts may have influenced your financial advisors in rendering their opinions.

Risk Factors, page 21

Risks Related to FIS or its Business, page 26

If FIS were to lose any of its largest customers..., page 29
5. Please quantify the revenue associated with each customer and state the dates upon which agreements with these customers may be terminated without penalty.



The Special Meeting, page 35
6. Please revise to include the statement contained in your response to prior comment 2, that you will not use discretionary authority to adjourn or postpone the meeting to solicit additional votes.
Also,
please tell us how this statement comports with your disclosure on page 37, that the special meeting may be adjourned to solicit additional proxies until a quorum is represented.

Quorum, page 37
7. Refer to your statement that broker non-votes are counted for purposes of establishing a quorum. Please explain how this statement comports with your statement in the next section, that broker non-votes are not counted toward the requirement that more than 50% of eligible voting shares be cast.

The Merger, page 39

Certegy`s Reasons for the Merger..., page 43
8. We note your response to prior comment 36 and reissue that part of the comment seeking disclosure of combined run-rate revenue and run-rate EBITDA and accretion on a cash basis, including an explanation of what these figures represent (i.e., why they are significant to you) and how they were calculated. These figures were presented to investors in your conference call as key benefits of the merger and should be discussed thoroughly in your proxy statement.

Opinions of Certegy`s Financial Advisors..., page 46
9. We note your response to prior comment 39. Please state whether
FIS determined or Citigroup or Deutsche Bank recommended the amount of consideration to be paid. Also, please quantify payments to Citigroup and Deutsche Bank by FIS and its affiliates over the last two years. Refer to Items 15(b)(4) and (5) of Regulation M-A.

Deutsche Bank`s Financial Analysis, page 57

Accretion/(Dilution) Analysis, page 58
10. Please include more detailed disclosure of the analyst`s findings to show the level of accretion with and without assumed synergies.




The Merger Agreement and Related Documents, page 76

Other Agreements, page 89
11. On page 90, please describe briefly what contracts (or kinds of contracts) FIS has agreed to terminate or modify and why.

Business of Fidelity National Information Services, Inc., page 104

Overview, page 104
12. Please provide a time frame for your statement regarding the number of deposit accounts and non-mortgage consumer loans and leases processed on FIS`s platform.

Challengers, page 107
13. Please revise to discuss the challenges of overseas expansion and, if applicable, saturation of the U.S. market. From the material provided to us, it appears that financial information technology customers are unlikely to switch vendors due, in significant part, to the cost of switching. This suggests that it may be difficult to win customers from key competitors. Please discuss the impact of this stickiness on your market prospects both in the U.S. and abroad. Also, please consider whether additional risk factor disclosure may be warranted.

Financial Institution Software and Services, page 108
14. We note your response to prior comment 58. Please revise the additional material sent to us to show more clearly how it supports the various rankings upon which you rely, including the: 100 largest banks; five largest captive automotive finance companies; 50 largest commercial lenders; 50 largest mortgage loan originators; 25 largest loan servicers; and 20 largest sub-prime loan servicers. Also, please provide investors with a relevant time frame for these rankings.

      As appropriate, please amend your registration statement and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Eric McPhee at 202-551-3693 or Daniel
Gordon,
Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-
3780
with any other questions.

Sincerely,



Elaine Wolff
Branch Chief





cc:	Larry Ledbetter (via facsimile, 404-815-6555)
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Lee A. Kennedy
Certegy, Inc.
December 7, 2005
Page 1